June 5, 2017

To whom it may concern
	Name of Company	Coca-Cola Bottlers Japan, Inc.
	Representative	Representative Director & President	Tamio Yoshimatsu
(Code: 2579; First Section of the Tokyo Stock Exchange/Fukuoka Stock Exchange)
	Direct Enquiries to	Head of General Affairs	Kenji Harack
Tel. (03)6896-1709

Notice Regarding Shareholder Benefit Program

Coca-Cola Bottlers Japan, Inc. was formed by the integration of the businesses of the then Coca-Cola West Co., Ltd. (now Coca-Cola Bottlers Japan, Inc.) and Coca-Cola East Japan Co., Ltd. effective April 1, 2017, by way of an exchange of shares combined and an absorption-type company split.

The newly-formed Coca-Cola Bottlers Japan today passed the following resolution on the shareholder benefit program adopted by the new company.

1.	Reasons for Adoption of Shareholder Benefit Program

Coca-Cola Bottlers Japan decided to adopt a shareholder benefit program in order to encourage more shareholders to retain their Coca-Cola Bottlers Japan shares in the mid to long term, and as a way of showing its appreciation to its shareholders and improving shareholders’ perception of Coca-Cola Bottlers Japan.

The shareholder benefit program adopted by Coca-Cola Bottlers Japan represents a continuation of the shareholder benefit program formerly adopted and implemented by Coca-Cola West, including the long-term holder benefit program.

2.	Details of Shareholder Benefit Program
Item		Detail
①	Details	①	Shareholders who own 100 shares or more as of December 31 of each year will be awarded “shareholder benefit points (including long-term ownership benefit points)” (equivalent to 60 yen per point) according to the number of shares owned and holding period.
		②	The following year, shareholders can exchange their shareholder benefit points with Coca-Cola products, Coca-Cola Bottlers Japan merchandise, or donate them to a social contribution activity (Ichimura Shizenjuku Kyushu) from late March through September 30.
②	Reference Date	December 31
③	Shareholder benefit points to be awarded in:	Late March in the following year
④	Term during which shareholder benefit program service may be used	From late March until September 30, in the following year

⑤	Points awarded
		Number	Holding period of less than 3 years		Holding period of three years or more
		of shares owned	Shareholder benefit points		Shareholder benefit points ①	Long-term holder benefit points ②	Shareholder benefit points＋ long-term holder benefit points total ①＋②
		100 shares or more; less than 500 shares	45 points	Equivalent to 2,700 yen	45 points	30 points	75 points	Equivalent to 4,500 yen
		500 shares or more; less than 1,000 shares	60 points	Equivalent to 3,600 yen	60 points	45 points	105 points	Equivalent to 6,300 yen
		1,000 shares or more; less than 5,000 shares	90 points	Equivalent to 5,400 yen	90 points	60 points	150 points	Equivalent to 9,000 yen
		5,000 shares or more	180 points	Equivalent to 10,800 yen	180 points	120 points	300 points	Equivalent to 18,000 yen

3.	Shareholders Eligible for the Long-Term Holder Benefit Program
The long-term holder benefit program covers persons who hold 1 unit (100 shares) or more in Coca-Cola Bottlers Japan, Inc. for an uninterrupted period of at least three years.
1)
Any shareholder who as of December 31 of the year in question is listed or recorded on the register of shareholders of Coca-Cola Bottlers Japan as having held 1 unit (100 shares) or more shares for an interrupted period of at least 3 years under the same shareholder number (i.e. who is listed or recorded on the register of shareholders under the same shareholder number as of March 31, June 30, September 30, and December 31 in the years in question, on 13 consecutive occasions).
   However, if a different shareholder number/information is unintentionally written in the shareholders list due to marriage or a change of address, those shareholders will be eligible to receive long-term holder benefits if they submit an application themselves.

2)
Because Coca-Cola East Japan, Co. Ltd. only performed checks of shareholders listed or recorded on its register of shareholders twice a year (as of June 30 and December 31), shareholding status cannot be verified as of March 30 and September 30 in a given year. By way of an extraordinary measure, however, a shareholder’s eligibility under the long-term holder benefit program for the period up until March 31, 2017 will be determined by verifying the listing or record of that shareholder on the register or shareholders as having held 1 unit (100 shares) or more shares as of the aforementioned two dates, with the provision that from April 2017, a shareholder must be listed or recorded on the register of shareholders every quarter in order for that shareholder to be eligible under the long-term holder program.

(Ref (Image): How to accommodate for CCEJ shareholders regarding the application conditions for the long� term holder benefit program)
a) How to accommodate for shareholders benefits on 2018
Exchange of shares possible from April 1, 2017
Next reference date
Next shareholder benefits
Dec 31, 2014
Jun 30, 2014
Dec 31, 2015
Jun 30, 2016
Dec 31, 2016
Jun 30, 2017
Sep 30, 2017
Dec 31, 2017
Sep 30, 2017
Late March 2018
Continued holding oft unit (100 shares) or more under the same shareholder number
Continued holding oft unit (100 shares) or more under the same shareholder number
b) How to accommodate for shareholder benefits on 2019
2019 reference date
2019 shareholder benefits
Dec 31, 2015
Jun 30, 2016
Dec 31, 2016
Jun 30, 2017
Sep 30, 2017
Dec 31, 2017
Mar 31, 2018
Jun 30, 2018
Sep 30, 2018
Dec 31, 2018
Late March 2019
Continued holding of I unit (100 shares) or more under the same shareholder number
Continued holding of I unit (100 shares) or more under the same shareholder number
c) How to accommodate for shareholder benefits on 2020
2020 reference date
2020 shareholder benefits
Dec 31, 2016
Jun 30, 2017
Sep 30, 2017
Dec 31, 2017
Mar 30, 2018
Sep 30, 2018
Jun 30, 2017
Dec 31, 2018
Mar 31, 2019
Jun 30, 2019
Sep 30, 2019
Dec 31, 2019
Late March 2020
Holding l unit (100 shares) or more
Continued holding of 1 unit (100 shares) or more under the same shareholder number

END